Filed Pursuant to Rule 433

Registration No. 333-248963

September 22, 2020

Advance Auto Parts, Inc.

Term Sheet

September 22, 2020

1.750% Notes due 2027

Issuer:	Advance Auto Parts, Inc.

Guarantors:	Certain domestic subsidiaries

Principal Amount:	$350 million

Maturity Date:	October 1, 2027

Benchmark Treasury:	UST 0.500% due August 31, 2027

Benchmark Treasury Price and Yield:	100-11; 0.450%

Spread to Benchmark Treasury:	T+135 bps

Yield to Maturity:	1.800%

Public Offering Price:	99.672%

Coupon (Interest Rate):	1.750%

Interest Payment Dates:	April 1 and October 1 commencing April 1, 2021

Redemption Provision:	The notes will be redeemable in whole or in part at any time and from time to time, at the Issuer’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would have been made if such notes matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then-current Treasury Rate, plus 25 basis points, plus accrued interest thereon to but excluding the redemption date.

On or after the Par Call Date, the notes will be redeemable in whole or in part at any time and from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest thereon to but excluding the redemption date.

“Par Call Date” means August 1, 2027 (two months prior to the maturity date of the notes).

Trade Date:	September 22, 2020

Settlement Date:	September 29, 2020 (T+5)

Ratings*:	Moody’s: Baa2 S&P: BBB-

CUSIP:	00751Y AF3

ISIN:	US00751YAF34

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Truist Securities, Inc. Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	PNC Capital Markets LLC KeyBanc Capital Markets Inc. TD Securities (USA) LLC

Co-Managers:	Fifth Third Securities, Inc. HSBC Securities (USA) Inc. Loop Capital Markets LLC RBC Capital Markets, LLC Regions Securities LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about September 29, 2020, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) J.P. Morgan Securities LLC at (212) 834-4533 (collect) or (ii) BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com.